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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

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                                  SCHEDULE 14D-1/A-2

                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No. 2)

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                           Kash n' Karry Food Stores, Inc.
                              (Name of Subject Company)

                                 KK Acquisition Corp.
                                  FLI Holding Corp.
                                   Food Lion, Inc.
                                     (Bidder(s))

                            Common Stock, $0.01 par value
                      (including Preferred Share Purchase Rights
                             issued with respect thereto)
                            (Title of Class of Securities)

                                      48577P106
                        (CUSIP Number of Class of Securities)

                              R. William McCanless, Esq.
                Senior Vice President and Chief Administrative Officer
                                   Food Lion, Inc.
                                    P.O. Box 1330
                                 2110 Executive Drive
                           Salisbury, North Carolina 28145
                              Telephone:  (704) 633-8250
                    (Name, address and telephone number of Persons
                  Authorized to Receive Notices and Communications
                                 on behalf of Bidder)

                                       Copy to:
                               Bruce S. Mendelsohn and
                             Russell W. Parks, Jr., P.C.
                      Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                           1333 New Hampshire Avenue, N.W.
                                      Suite 400
                                Washington, D.C. 20036
                              Telephone:  (202) 887-4000

                                  December 13, 1996

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                              CALCULATION OF FILING FEE
         Transaction Value                       Amount of Filing Fee
          $121,532,164(1)                             $24,307(2)

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid:  $24,307         Filing Party: KK Acquisition Corp.
    Form or Registration No.: Schedule 14D-1               FLI Holding Corp.
                                                           Food Lion, Inc.
                                             Date Filed:   November 15, 1996

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(1) Calculated by multiplying $26.00, the per share tender offer price, by
    4,674,314, the number of shares of Common Stock sought in the Offer.
(2) 1/50 of 1% of the Transaction Valuation.

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    This Amendment No. 2 is filed by KK Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of FLI Holding Corp. ("Holding"), a Delaware corporation and a wholly owned subsidiary of Food Lion, Inc., a North Carolina corporation ("Parent"), to amend its Tender Offer Statement filed on November
15, 1996, as amended on December 5, 1996 (as amended, the "Schedule 14D-1")
relating to the purchase of all outstanding shares of common stock, par value
$0.01 per share (the "Shares"), of Kash n' Karry Food Stores, Inc., a corporation organized and existing under the laws of the State of Delaware (the
"Company"), including the associated Preferred Share Purchase Rights (the
"Rights") issued pursuant to the Rights Agreement, dated as of April 13, 1995, between the Company and Fleet National Bank (successor in interest to Shawmut
Bank Connecticut, N.A.), as Rights Agent, as amended by the First Amendment to
Rights Agreement dated as of June 13, 1995, and the Second Amendment to Rights
Agreement dated as of October 30, 1996 (the "Rights Agreement").  All references herein to the Rights include all benefits which may inure to stockholders of the
Company pursuant to the Rights Agreement, and unless the context requires otherwise, all references herein to Shares include the Rights.  Capitalized terms used herein and not defined shall have the meanings set forth in the Offer to Purchase, dated November 15, 1996, filed as Exhibit (a)(1) to the Schedule
14D-1.

1.  Item 10 is hereby amended to add the following:

ITEM 10. ADDITIONAL INFORMATION

    (f)  The Offer, originally scheduled to expire at 12:00 midnight, New York
City time on December 13, 1996, has been extended by Parent and is now scheduled to expire at 11:59 p.m., New York City time, on Tuesday, December 17, 1996, unless extended again.

    In addition, on December 13, 1996, Parent issued a press release which announced the extension of the tender offer. A copy of the press release issued by Parent on December 13, 1996, is filed herewith as Exhibit (a)(12) and is incorporated by reference herein.

2.  Item 11 is hereby amended to add the following:

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(12)   Press Release issued by Parent on December 13, 1996.



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3.  Exhibit Index is hereby amended and restated as follows:



                                    EXHIBIT INDEX


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


EXHIBIT
  NO.                                   ITEM
--------      ---------------------------------------------------------------------------------------------------


(a)(1)*       Offer to Purchase, dated November 15, 1996
(a)(2)*       Letter of Transmittal
(a)(3)*       Notice of Guaranteed Delivery
(a)(4)*       Letter from the Information Agent to Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees
(a)(5)*       Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients
(a)(6)*       Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9
(a)(7)*       Summary Advertisement as published in THE WALL STREET JOURNAL on
              November 15, 1996
(a)(8)*       Press Release issued by Parent and the Company on October 31,
              1996
(a)(9)*       Press Release issued by Parent on November 8, 1996
(a)(10)*      Press Release issued by Parent on November 15, 1996
(a)(11)*      Amendment and Supplement, dated December 5, 1996 to Offer to Purchase, dated November 15, 1996
(a)(12)       Press Release issued by Parent on December 13, 1996
(b)*          Food Lion, Inc. Senior Credit Facilities Commitment Letter from Chase
              Securities, Inc. to Parent, dated October 29, 1996
(c)(3)*       Confidentiality Agreement between Company and Parent,
              dated May 20, 1996
(c)(4)*       Confidentiality Agreement between Parent and Company,
              dated May 21, 1996
(d)           None
(e)           Not applicable
(f)           Not applicable


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* previously filed

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                                      SIGNATURE

    After due inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned do hereby certify that the information set forth in this statement is true, complete and correct.


December 13, 1996                      KK ACQUISITION CORP.




                                       By: /s/ R. WILLIAM McCANLESS
                                           -------------------------------
                                       Name:     R. William McCanless
                                       Title:    Vice President



                                       FLI HOLDING CORP.




                                       By: /s/ R. WILLIAM McCANLESS
                                           -------------------------------
                                       Name:     R. William McCanless
                                       Title:    Vice President



                                       FOOD LION, INC.



                                       By: /s/ R. WILLIAM McCANLESS
                                           -------------------------------
                                       Name:     R. William McCanless
                                       Title:    Senior Vice President and
                                                 Chief Administrative Officer